

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

February 1, 2010

via U.S. mail and facsimile

Michael D. Lockhart, Chairman and CEO
Armstrong World Industries, Inc.
P.O. Box 3001
Lancaster, Pennsylvania 17604

> **RE: Armstrong World Industries, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed February 26, 2009**
> **Forms 10-Q for the Fiscal Quarters Ended March 31, 2009,**
> **June 30, 2009 and September 30, 2009**
> **Schedule 14A Filed on April 27, 2009**
> **File No. 1-2116**

Dear Mr. Lockhart:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, John Hartz, Senior Assistant Chief Accountant, at (202) 551-3689, or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters. For other comments, please contact Dieter King, Staff Attorney, at (202) 551-3338.

Sincerely,

Terence O'Brien
Accounting Branch Chief